November 19, 2020

VIA EDGAR

Sherry Haywood, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE – Mail Stop 3561

Washington, DC 20549

Re:	Sequans Communications S.A.

Registration Statement on Form F-3

Filed November 16, 2020

File No. 333-250122

Dear Ms. Haywood:

Sequans Communications S.A. hereby requests effectiveness of the above referenced Registration Statement on Form F-3 pursuant to Rule 461 at 1:00 p.m. Washington, DC time on November 24, 2020 or as soon as practicable thereafter.

Please notify Brett Cooper of Orrick, Herrington & Sutcliffe LLP at (415) 773-5918 or bcooper@orrick.com of such effectiveness.

Sincerely,

Sequans Communications S.A.

/s/ Deborah Choate
Deborah Choate, Chief Financial Officer